Sub-Item 77D
Policies with Respect to Securities Investments
Janus Global Technology Fund
2-34393, 811-1879


Janus Global Technology Fund
New Policy:
Janus Global Technology Fund is classified as a diversified fund under the Investment Company Act of 1940. With respect to 75% of its total assets, Janus Global Technology Fund may not purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by U.S. Government securities, and other investment companies) if: (a) such purchase would, at the time, cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

Old Policy:
Janus Global Technology Fund is classified as a nondiversified fund, operating in a manner consistent with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.